                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         LITHIUM TECHNOLOGY CORPORATION
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                                (Name of Issuer)


                                     COMMON
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                         (Title of Class of Securities)


                                   536808306
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                                 (CUSIP Number)

                                 Harry Edelson
                     Edelson Technology Partners III, L.P.
                  300 Tice Boulevard, Woodcliff Lake, NJ 07675
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 20, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 536808306                                           PAGE 2 OF 4 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EDELSON TECHNOLOGY PARTNERS III, L.P.
      TAX ID# 22-3256000

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    WC

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DE
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           ---
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,049,518
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    ---
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,049,518
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,049,518
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.94%
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14   TYPE OF REPORTING PERSON*

     PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 536808306                                           PAGE 3 OF 4 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EDELSON TECHNOLOGY ASSOCIATES III, L.P.
      TAX ID# 22-3257334

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           ---
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,049,518
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    ---
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,049,518
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,049,518
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.94%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 4 of 4 Pages



     This Statement constitutes an amendment to the Statement on Schedule 13D (the "Original Statement") filed by Edelson Technology Partners III, L.P., a Delaware limited partnership ("Partnership III"), with respect to shares of Common Stock, $.01 par value (the "Common Stock"), of Lithium Technology Corporation. Since the filing of the Original Statement, Partnership III sold 285,000 shares of Common Stock at an average price of $.88 per share. Accordingly, the following item of the Original Statement is amended to read in its entirety as follows:

     Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the aggregate number of shares of Common Stock owned beneficially by Partnership III and ETA III is 1,049,518 shares, which constitutes approximately 4.94% of the issued and outstanding shares of Common Stock of the Company. The foregoing calculation of percentage ownership is based upon information as to the issued and outstanding shares of Common Stock of the Company as reported by the Company's transfer agent as of July 31, 1998.

     (b) Partnership III and ETA III have shared voting, investment and disposition power as to 1,049,518 shares of Common Stock. Except for the foregoing shares of Common Stock, insofar as is known to Partnership III and ETA III, none of the persons named or referred to in response to Item 2 has voting, investment or disposition power as to any shares of Common Stock or Warrants.

     (c) During the month of February 1998, Partnership III and ETA III sold a total of 35,000 shares through the NASDAQ exchange at an average price of $1.125 per share. From May through August 1998, Partnership III and ETA III sold 250,000 shares through the NASDAQ exchange at an average price of $.83 per share. These transactions reflected a 1% change of ownership.

     (d) Not Applicable.

     (e) Not Applicable.

     Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 25, 1998

                               EDELSON TECHNOLOGY ASSOCIATES III, L.P.
                               EDELSON TECHNOLOGY PARTNERS III, L.P.



                               BY: /s/ Harry Edelson
                                  ------------------------------------
                                            HARRY EDELSON
                                           GENERAL PARTNER